UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

CYIOS Corporation (Name of Issuer)
Common (Title of Class of Securities)
23256Y108 (CUSIP Number)
Timothy W. Carnahan CYIOS Corporation 1300 Pennsylvania Ave, Suite 700 NW Washington, DC 20004 202-204-3006 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 19, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 23256Y108

1.	Names of Reporting Persons. Timothy W. Carnahan I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,645,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,645,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,645,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.1

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock CYIOS Corporation Ronald Reagan Building 1300 Pennsylvania Ave, N.W. #700 Washington, DC 20004

Item 2. Identity and Background.

(a)	Name: Timothy W. Carnahan

(b)	Residence or business address: Ronald Reagan Building 1300 Pennsylvania Ave, N.W. #700 Washington, DC 20004

(c)	Present Principal Occupation or Employment: CEO of CYIOS Corporation

(d)	Criminal Conviction: N/A

(e)	Court or Administrative Proceedings: N/A

(f)	Citizenship: US

Item 3. Source and Amount of Funds or Other Consideration: Mr. Carnahan acquired all of his shares in CYIOS Corporation as a result of the CYIOS merger September, 19, 2005.

Item 4. Purpose of Transaction

         All of the shares acquired by Mr. Carnahan are for investment purposes. Mr. Carnahan may, from time to time, depending on market conditions and other investment considerations, purchase additional shares of common stock for investment purposes or dispose of shares of common stock. As a director, CEO, President of the Company, Mr Carnahan regularly explores potential actions and transactions that may be advantageous to the Company, including but not limited to, mergers, acquisitions, reorganizations or other materal changes in the business, corporate structure, management, polices, governing instruments, capitialization, securities or regulatory or reporting obligations of the company. Except as noted above, Mr. Carnahan has no plans or proposals that relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)

Mr. Carnahan beneficially owns 15,645,000 shares, representing 66.1% of the outstanding shares, of CYIOS Corporations' common stock over which he has sole voting and dispositive power. Mr. Carnahan has not acquired any shares of Company common stock since his initial acquistion of his shares as a result of the CYIOS merger September, 19, 2005.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2007
By:	/s/ Timothy W. Carnahan Timothy W. Carnahan
Title:	CEO

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